

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

<u>Via Fax</u>

Mr. Brett Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

      **Re:    Inland Real Estate Corporation**
              **Form 10-K**
              **Filed February 28, 2011**
              **File No. 001-32185**

Dear Mr. Brown:

      We have reviewed your response letter dated September 1, 2011 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

1. We have considered your response to our prior comment 1. With respect to the sale of tenant-in-common interests, please provide us with the following information:

   - Provide us with a history of your sales activity for the past five years. In your response tell us the number of units sold, the value of the units sold, and the percentage of total units sold of each venture sub.

   - Tell us the company's current ownership percentage of each venture sub as of the most recent year and quarter end.

   - Explain to us whether there has ever been a disagreement between the company and a third party holder of tenant-in-common interests and if so explain to us how the disagreement was resolved.

   - Tell us whether the company owned more than 75% of the tenant-in-common interests of a venture sub as of the most recent year or quarter end.

   - Tell us whether the company has ever repurchased any previously sold tenant-in-common interests.

   - Explain to us whether you considered the majority group's right to purchase the tenant-in-common interests of the minority group in the event of a disagreement to be tantamount to a call option in determining the appropriate accounting treatment for your sales of tenant-in-common interests.

2. Please clarify for us what constitutes a dispute between co-owners of tenant-in-common interests versus a non-unanimous action proposed by co-owners. In your response explain to us when a minority group has the right to file a complaint to have the property partitioned versus when the minority group must either (i) consent to a decision by the majority group (ii) sell their interests to the majority group or (iii) purchase the interests of the majority group. Reference is made to your response to our prior comment 1 in your response letter dated August 3, 2011.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief